DATAMIRROR CORPORATION

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

JUNE 16, 2005

Final Report On Attendance

We are pleased to report that there are 37 Shareholders holding 4,627,869 Common Shares represented in person or by proxy at this meeting.

This represents 54.09% of the 8,555,982 issued and outstanding Common Shares.

Dated this 16th day of June, 2005.

CIBC MELLON TRUST COMPANY

/s/ Bruce Cornish
Bruce Cornish

/s/ Christopher de Lima
Christopher de Lima